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SEC FILE NUMBER
8- 70696

ANNUAL REPORTS
FORM X-17A-5
PART III A

SEC Mail Processing
MAR 01 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2022 (MM/DD/YY) AND ENDING 12-31-2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forest Road Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

871 Kagawa Street
(No. and Street)

Pacific Palisades	California	90272
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jack D. Faller	973-769-6253	jfaller@forestroadco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

6 East 45th Street	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

January 6, 2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

***Persons who are to respond to the collection of information contained in this form are not required to respond unless the form* displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jack D. Faller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forest Road Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Regulatory Chief Financial Officer - CCO

[signature]
Notary Public See Notarial Certificate Attached

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLORIDA JURAT

State of Florida)

County of St Lucie)

)

On 02/27/2023, before me, Lynnette D Navarro,
Date *Notary Name*

the foregoing instrument was subscribed and sworn before me by means of

☐ Physical Presence – OR –

☑ Online Notarization,

by Jack D. Faller.

Name of Affiant(s)

☐ Personally known to me – OR –

☐ Proved to me on the basis of the oath of ______________ – OR –
Name of Credible Witness

☑ Proved to me on the basis of satisfactory evidence: DRIVER LICENSE
Type of ID Presented

LYNNETTE D NAVARRO
Notary Public - State of Florida
Commission # HH 62068
Expires on March 5, 2025

WITNESS my hand and official seal.

Notary Public Signature: Lynnette D Navarro

Notary Name: Lynnette D Navarro

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Annual Report Form X 17A-5

Document Date: 02/27/2023

Number of Pages (including notarial certificate): 3

FOREST ROAD SECURITIES, LLC

FINANCIAL STATEMENTS

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

Forest Road Securities, LLC
Index
December 31, 2022

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Forest Road Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forest Road Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Forest Road Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Forest Road Securities, LLC's management. Our responsibility is to express an opinion on Forest Road Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Forest Road Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Forest Road Securities, LLC's auditor since 2022.

Adeptus Partners, LLC

Ocean, New Jersey

February 27, 2023

Forest Road Securities LLC
Statement of Financial Condition
December 31, 2022
(Confidential Treatment Requested)

ASSETS		
Cash	$	340,184
Accounts Receivable (A/R)		750,000
Prepaid Expenses		35,632
TOTAL ASSETS	$	1,125,816
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable and accrued expenses	$	217,577
Member's Equity		908,239
TOTAL LIABILITIES AND MEMBERS EQUITY	**$**	**1,125,816**